Announcement
PERTH, AUSTRALIA  ORBITAL ANNOUNCES NEW LICENSEE
Orbital is pleased to announce a new licensee of its direct injection DI technology.

Goebler Hirth Motoren KG Hirth of Benningen, Germany has entered into a licence to use Orbitals air assist DI on a new range of 2 stroke engines to meet the growing global demand for heavy fuel engines. Hirth has been in business since 1917 producing highly regarded 2 stroke aircraft engines for ultra lights, helicopters, hovercrafts, fire pumps, amphibious aircraft and unmanned aerial vehicles UAVs.

Hirth plans to offer a family of heavy fuel engines that can operate on kerosene based fuels to support a worldwide push to eliminate the use of gasoline in speciality engines in civilian and defence fields. Potential applications of this family of engines include UAVs, generators, compressors and water pumps.

Orbitals airassist DI enables spark ignition engines to reliably operate on kerosene based fuels. A better power to weight ratio is achieved compared to using diesel compression ignition engine alternatives. Orbital has successfully applied this same solution on a range of outboard engines for the US Department of Defence and UK
Ministry of Defence.

The Orbital equipped Hirth heavy fuel engine was recently demonstrated to a number of potential customers in Europe. It was also displayed at the Australian International Airshow at Avalon in Victoria and will be displayed in June at AUVSIs Unmanned Systems North America 2005 Exhibition in Baltimore, Maryland USA.

Orbital also confirms that it has been engaged by Powerski
International Corporation Powerski to adapt Orbitals air assist direct injection technology to Powerskis patented Supertorque XT tm Marine Engine for application in their Igniter 330 Jetboard. Powerski, based in Southern California, develop and market unique high performance motorised surfboards. The application of Orbitals technology will enable Powerski to meet global emissions regulations including those of California.

We have indicated over the past months that Orbitals direct injection technology would continue to find acceptance in technically demanding niche applications, said Mr
Peter Cook, the Chief Executive Officer of Orbital.
These new markets support that view and continue to demonstrate the value of our core technology.


Forward Looking Statements

This release includes forward looking statements that involve risks and uncertainties. These forward looking statements are based upon managements expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Companys Form 20F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward looking statements made in this release to reflect events or circumstances after the date of this release.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel  61 8 9441 2311 USA Tel 1866 714 0668